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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

REMOTE MDX, INC.
(Name of Issuer)
Common Shares, $0.0001 par value per share
(Title of Class of Securities)
75961Q 10 1
(CUSIP Number)
J. Lee Barton
P. O. Box 388
Hartwell, Georgia 30643
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: J. Lee Barton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia, USA

	7	SOLE VOTING POWER:

NUMBER OF		2,096,347

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,293,757

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,096,347

WITH	10	SHARED DISPOSITIVE POWER:

		4,293,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,390,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Lintel, Inc. 58-1625317

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia, USA

	7	SOLE VOTING POWER:

NUMBER OF		3,768,757

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,621,347

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,768,757

WITH	10	SHARED DISPOSITIVE POWER:

		2,621,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,390,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the Common stock, $0.0001 par value (“Shares”), of Remote MDx, Inc., a Utah corporation (“Issuer”). The Issuer’s principal executive office is located at 150 West Civic Center Drive, Suite 400, Salt Lake City, Utah, 84070.
Item 2. Identity and Background
     The names and principal business and office addresses of the persons filing this statement are J. Lee Barton, P. O. Box 388, Hartwell, Georgia 30643, and Lintel, Inc., a Georgia corporation with the same address. Mr. Barton is the Chief Executive Officer and controlling shareholder and director of Lintel, Inc. (“Lintel”). Mr. Barton is a resident and citizen of Georgia, USA.
     During the last five years, neither Mr. Barton nor Lintel has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors). During the last five years, neither Mr. Barton nor Lintel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The consideration used to purchase the subject securities was cash funds, and all funds used for the purchases were regular investment funds on hand in the possession of the purchaser.
Item 4. Purpose of Transactions
     Mr. Barton and Lintel acquired the Shares in this Statement for investment purposes.
     Mr. Barton and Lintel do not have any plans or proposals which relate to or would relate to or would result in (a) an acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board or directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act, or (j) any action similar to the foregoing.
Item 5. Interest in Securities of the Issuer
     Mr. Barton beneficially owns an aggregate of 6,390,104 shares, which represents approximately 8.4% of the outstanding Shares of the Issuer. Lintel may be deemed to be a beneficial owner of the same shares. Mr. Barton individually is the separate beneficial owner of 2,096,347 shares. Mr. Barton’s wife individually owns 525,000 shares, and Lintel separately owns 3,768,757 shares. Mr. Barton has the right to convert a note payable to him by the Issuer into 892,857 shares of common stock at a price of $.56 per share. The ownership amounts in this Statement include the shares into which this note is convertible. Mr. Barton has either the sole or shared power to vote and to dispose of all of the above shares.
     In the past 60 days: Mr. Barton’s wife purchased 100,000 Shares of the Issuer on August 8, 2006, at a price of $1.00 per share from another shareholder in a private transaction. Mrs. Barton also purchased 25,000 shares on July 17, 2006, at the price of $1.08 per share, in the public trading market. Lintel converted 200,001 shares of convertible preferred stock of the Issuer to 1,500,000 shares of common stock, which amounted to a price of $0.40 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Barton and Lintel are not a party to any agreement involving the voting of the shares.
Item 7. Material to Be Filed as Exhibits
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
     August 23, 2006.

/s/ J. LEE BARTON
J. Lee Barton, Individually

LINTEL, INC.
By:	/s/ J. LEE BARTON
J. Lee Barton
Chief Executive Officer

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